UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER 001-06395
FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	July 30, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable.

PART I
REGISTRANT INFORMATION

Semtech Corporation
Full Name of Registrant
Not applicable
Former Name if Applicable
200 Flynn Road
Address of Principal Executive Office (Street and Number)
Camarillo, California, 93012-8790
City, State and Zip Code

PART II
RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.
Semtech Corporation (the “Company”) will be unable to file its Quarterly Report on Form 10-Q for the quarter ended July 30, 2023 (the “Q2 Form 10-Q”) with the Securities and Exchange Commission (“SEC”) within the prescribed time period. During the second quarter of fiscal year 2024, the Company determined it was required to perform an interim goodwill impairment test using a quantitative assessment. Despite working diligently in an effort to timely file its Q2 Form 10-Q, as of the date of this Notification of Late Filing (Form 12b-25), the goodwill impairment assessment is not complete and is not expected to be completed within the prescribed time period. Additionally, the Company is working diligently to complete certain procedures to conclude whether a valuation allowance is to be recorded against certain deferred tax assets. These assessments require significant resources from the Company’s financial, accounting and administrative personnel, and as a result, the Company requires additional time to complete the assessments and finalize the Q2 Form 10-Q. Based on preliminary information, the Company expects to incur total pre-tax non-cash goodwill impairment charges of approximately $340 million, which are expected to be incurred in reporting units identified during the quarter ended July 30, 2023 in connection with the Company’s acquisition of Sierra Wireless, Inc. on January 12, 2023 (the “Sierra Wireless Acquisition”). The amount of this estimated impairment could materially change between the time of this filing and the filing of the Q2 Form 10-Q as management completes its review procedures. No reasonable estimate for a valuation allowance can be provided at this time.
The Company expects to file its Q2 Form 10-Q with the SEC as soon as practicable, and no later than the fifth calendar day following the prescribed due date, in accordance with Rule 12b-25.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Emeka N. Chukwu	(805)	498-2111
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The earnings statements to be included in the Q2 Form 10-Q will reflect a significant change from last year’s results.
Net sales for the second quarter of fiscal year 2024 were $238.4 million, an increase of 13.9% compared to $209.3 million for the second quarter of fiscal year 2023, driven by the Sierra Wireless Acquisition, which contributed $122.3 million of net sales to our Industrial end market during the second quarter of fiscal year 2024, partially offset by softer demand impacting all end markets. Net sales for the first six months of fiscal year 2024 were $474.9 million, an increase of 15.4% compared to $411.4 million for the first six months of fiscal year 2023. The increases in net sales were primarily driven by the Sierra Wireless Acquisition, which contributed $258.3 million of net sales to our Industrial end market during the first six months of fiscal year 2024, partially offset by softer demand impacting all end markets.
In the second quarter of fiscal year 2024, gross profit decreased $34.0 million to $100.7 million from $134.8 million in the second quarter of fiscal year 2023. In the first six months of fiscal year 2024, gross profit decreased $60.3 million to $203.7 million from $264.0 million in the first six months of fiscal year 2023. These decreases were primarily the result of amortization of acquired technology related to the Sierra Wireless Acquisition, an inventory step-up related to the Sierra Wireless Acquisition and decreases in sales due to softer demand, partially offset by sales due to the Sierra Wireless Acquisition. Gross margin was 42.3% in the second quarter of fiscal year 2024, compared to 64.4% in the second quarter of fiscal year 2023. Gross margin was 42.9% in the first six months of fiscal year 2024, compared to 64.2% in the first six months of fiscal year 2023.
Selling, general and administrative (“SG&A”) expenses increased $16.9 million in the second quarter of fiscal year 2024 compared to the second quarter of fiscal year 2023 and $31.7 million in the first six months of fiscal year 2024 compared to the first six months of fiscal year 2023. These increases were primarily a result of staffing-related costs due to higher headcount resulting from the Sierra Wireless Acquisition, an increase in restructuring expenses and an increase in transaction and integration expenses primarily related to the Sierra Wireless Acquisition.
Product development and engineering expenses increased $10.8 million in the second quarter of fiscal year 2024 compared to the second quarter of fiscal year 2023 and $23.8 million in the first six months of fiscal year 2024 compared to the first six months of fiscal year 2023. These increases primarily resulted from an increase in staffing-related costs due to higher headcount resulting from the Sierra Wireless Acquisition, transaction and integration expenses primarily related to the Sierra Wireless Acquisition and restructuring expenses.

Intangible amortization increased by $4.9 million and $9.8 million in the second quarter of fiscal year 2024 and the first six months of fiscal year 2024, respectively, compared to the same periods in fiscal year 2023 due to intangibles acquired in the Sierra Wireless Acquisition. Gain on sale of business decreased by $18.0 million in both the second quarter of fiscal year 2024 and the first six months of fiscal year 2024 compared to the same periods in fiscal year 2023 due to a divestiture in May 2022.
As a result of reduced earnings forecasts and current macroeconomic conditions, including a rising interest rate environment, the Company is performing an interim goodwill impairment test using a quantitative assessment of the reporting units related to the Sierra Wireless Acquisition (specifically, the IoT Connected Services, IoT System-Modules and IoT System-Routers reporting units). The amount of the goodwill impairment is being finalized, but based on preliminary information, the Company expects to incur total pre-tax non-cash goodwill impairment charges of approximately $340 million for the second quarter of fiscal year 2024. There was no such impairment recognized in fiscal year 2023. The amount of this estimated impairment could materially change between the time of this filing and the filing of the Q2 Form 10-Q as management completes its review procedures.
As a result of the results of operations described above and the goodwill impairment charge, the Company will report an operating loss for both the second quarter of fiscal year 2024 and the first six months of fiscal year 2024, which will be a significant change from the operating income reported for the comparable periods in fiscal year 2023. The Company also expects to report a net loss for both the second quarter of fiscal year 2024 and the first six months of fiscal year 2024 that will be a significant change from the net income reported for the comparable periods in fiscal year 2023 due primarily to the expected operating loss in such periods and an increase in interest expense in such periods. The Company is also currently assessing whether a valuation allowance will need to be recorded against certain deferred tax assets. No reasonable estimate for a valuation allowance can be provided at this time. The amount of the operating loss and net loss for the fiscal year 2024 periods is subject to finalizing the amount of the goodwill impairment charge and any potential valuation allowance, and as a result, a reasonable estimate cannot yet be made.

Forward Looking Statements
This Form 12b-25 contains forward-looking statements within the meaning of the federal securities laws, including statements regarding the Company’s preliminary financial results for the Company’s second quarter of fiscal year 2024. The preliminary financial results for the Company’s second quarter ended July 30, 2023 represent the most current information available to management. The Company’s actual results when disclosed in the Q2 Form 10-Q may differ from these preliminary results as a result of the completion of the Company’s financial closing procedures; goodwill impairment assessment; valuation allowance assessment; final adjustments; and other developments that may arise between this filing and the disclosure of the final results. Additional risks and uncertainties that may cause actual results to differ materially include the risks and uncertainties listed in the Company’s filings with the SEC, including the Company’s Form 10-K filed with the SEC on January 29, 2023. The Company undertakes no obligation to update or revise these forward-looking statements, to reflect new information or events after the date of this filing or to reflect the occurrence of unanticipated events, except as required by law.

Semtech Corporation
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	September 6, 2023	By:	/s/ Emeka N. Chukwu
Emeka N. Chukwu
		Title:	Chief Financial Officer
(duly authorized officer and Principal Financial Officer)